     Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mercantile Bankshares Corporation
Commission File No. 0-5127

     The following is the transcript from the investor conference call held by The PNC Financial Services Group, Inc., a Pennsylvania corporation ("PNC"), on October 31, 2006 in connection with the announcement of PNC’s earnings for the third quarter of 2006. The press release, financial statements and accompanying slides referred to in the following transcript were previously filed on October 31, 2006 by PNC pursuant to Rule 425 under the Securities Act of 1933, and the transcript should be read in conjunction with those materials.

Operator: Good morning. My name is Carmen and I will be your conference operator today. At this time I would like to welcome everyone to The PNC Financial Services Group Third Quarter 2006 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer period.

If you would like to ask a question during this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press star then the number 2 on your telephone keypad.

As a reminder this call is being recorded. I will now turn the call over to Director of Investor Relations, Mr. Bill Callihan. Sir, please go ahead.

Bill Callihan: Thank you and good morning. Welcome to today’s conference call for The PNC Financial Services Group. Participating in this call will be PNC’s Chairman and Chief Executive Officer, Jim Rohr, and Rick Johnson, the company’s Chief Financial Officer.

As a reminder, the following statements contain forward-looking information. Actual results and future events could differ possibly materially due to a variety of factors including those described in this call, today’s earnings release, supplementary financial information and slides and our most recent forms 10K, 10Q and other SEC reports. These statements speak only as of October 31, 2006, and PNC undertakes no obligation to update them.

In the following comments, we will sometimes refer to adjusted results for the third quarter of 2006 to help illustrate the impact of certain 2006 items due to the magnitude of the aggregate of these items. These items include the BlackRock Merrill Lynch Investment Management transaction gain, integration costs and the costs of securities and mortgage loan repositioning that we have disclosed to you earlier.

We provided the details of the adjustments in the consolidated financial highlights section of today’s earnings release as well as in the appendix to the presentation slides for today’s conference call.

While we have not provided adjusted amounts for other periods we may discuss today, this is not intended to imply that there could not have been similar types of adjustments for those periods, but any such adjustments would not have had similar magnitudes in the amounts of the third quarter adjustments we’ve shown.

The following comments also include a discussion of non GAAP financial measures which, to the extent not so qualified by the comments or in the slides, is qualified by the GAAP reconciliation information included in today’s earnings release, supplementary financial information and slides, forms 10K and 10Q and other documents available on our website at www. pnc. com, in the About PNC Investor Relations section.

Please note that a slide presentation accompanies our remarks today. You can find the slide presentation, along with our third quarter 2006 earnings release and supplementary information, on our website. And with that I’d now like to turn it over to Jim Rohr, our Chairman and CEO.

Jim Rohr: Thank you very much Bill and good morning everyone. Thank you for joining us this morning. The third quarter was truly a remarkable quarter for PNC, a great quarter, and I think when we go through the highlights since our last earnings call I think you’ll see exactly why.

First I’ll touch on the BlackRock transaction. BlackRock is a company that you know that we’ve nurtured over the last decade, and they’ve done an extraordinarily good job and developed a great business.

At the end of the third quarter, they acquired the Merrill Lynch Investment Managers, which catapulted BlackRock into the ranks of trillion dollar asset managers, truly an extraordinary development.

And PNC recognized a $1.3 billion gain and an additional $300 million in paid-in capital as a result of that transaction. This is the first time we’ve been able to realize any of our unrealized gain on BlackRock, and we have quite a bit left.

One of the things that came out of that was an additional capital flexibility, which allowed us to announce on October 9th that we would acquire the Mercantile Bancshares Corporation, which is a high performing commercial bank based in Baltimore.

And Mercantile positions us in a way no other acquisition could have. It fits perfectly between our powerful Philadelphia franchise and in between Delaware where we rank number two and our position in Washington, DC where we’ve had such great success since the Riggs acquisition.

This really makes us a mid Atlantic powerhouse, if you will, and makes us number two in Maryland, which no other acquisition could. But just as important, we had a very strong quarter on an adjusted financial basis, with year over year and linked quarter increase of net interest income.

We also had high-quality client-driven fee income, and we managed our expenses well, as One PNC continues. Additionally, our asset quality remained excellent, non performing assets actually went down from a low level by 17% and the ratios of NPAs to loans, loans held for sale and for closed assets also declined.

Now additionally in the quarter, as the Fed paused, we took that opportunity to reposition our balance sheet to help us optimize our total return performance over the long term in our securities and our mortgage loan portfolio, and that will certainly benefit us now and in the future.

Now let me turn our attention to the businesses that produced these great results. First, for the retail bank, the retail business is having a great year, positive operating leverage drove a 17% improvement in earnings over last year’s third quarter.

On the revenue side, much of the improvement can be attributed to the intensive research that we completed that resulted in customer friendly changes that we have piloted in greater Washington, DC.

We’ve taken those and turned them into a compelling argument for PNC’s brand promise of ease, confidence and achievement across our footprint.

And once we’ve acquired Mercantile, we’ll be able to roll out those changes to their customers as well. Now these changes include free ATMs worldwide.

We’re one of the first banks to make that offer to our customers. We’ve extended our branch hours and reduced the number of customer checking accounts offered from more than a dozen to three.

The initial results are promising. I’ll tell you that since the ATM offer and the checking account simplification we are beginning to see the lift we expected in average balances per new checking account.

And in September we also launched a new PNC credit card as a way to capture a greater share of customer payment activity. That program is exceeding our expectations while maintaining our risk parameters. The response of the credit card solicitation was three times the industry average for direct mail, and we met 40% of our year end cardholder target in just four weeks.

Now best of all, perhaps, these changes are being greeted enthusiastically by our sales force and our front line employees, and that is the key to the PNC value chain. Highly satisfied employees drive satisfied customers, which drive growth.

And to serve new and continuing customers, we’ve also invested in our distribution system by adding new branches and refurbishing others. We’re making great progress with a program we call "Rolling Thunder" to refurbish our old branches and to provide a differentiated client experience.

We expect 36% of Rolling Thunder to be complete by the end of the year. A Citigroup mystery shopper report on Washington, DC area branches recently cited our branches for the unique layout and our vast product lineup.

And we’ve also invested in training. The mystery shopper said our CSRs are among the most knowledgeable that he found. And we’re also gaining traction with our new customer service model for the emerging affluent clients I told you about last quarter.

The results continue to be promising and we’re seeing greater interaction with these clients that’s translating into more business, and obviously that’s why the retail bank is up 17%.

Moving on to corporate and institutional, while the profits in this group are essentially unchanged for the past few quarters, I’m very pleased with our ability to attract and retain value added clients in an environment that is increasingly characterized by weaker structures and lower spreads for the risks taken.

Make no mistake, we could have all the loans that we want and drive higher net income, but based on the current returns, we don’t think that’s a good long-term trade.

So corporate and institutional continues to be an innovator. We’ve been looking for ways to leverage our lending to achieve greater cross sell of fee services. That’s our strategy, and it’s working.

According to a recent survey, PNC increased its percentage of middle market lead relationships last year at a time when several of our competitors saw theirs declining. Our product penetration for middle market customers in our footprint is higher than any of our competitors in nearly every product category.

That includes being first in treasury management, business checking accounts, capital markets, short term investments and more. And you can see that in the growth in the fee income in the corporate and institutional area. Our capital markets penetration is particularly significant because PNC just last year took a big step further into investment banking.

This month marks the one-year anniversary of the Harris Williams acquisition. Harris Williams is our highly successful middle market M&A business. This is a product that puts us on the radar screen with middle market clients, businesses far beyond the base in the mid Atlantic, and we’ve expanded it by adding two offices in the past year in Philadelphia and Minneapolis. And business has been really good. We have many deals in the pipeline and about 10% of those are out of the PNC base.

Now let me move to BlackRock. They had a terrific quarter and it’s truly amazing what their team has been able to accomplish in a short period of time. I know you saw yesterday’s news, that BlackRock is reporting assets under management of about $1.1 trillion. And that imposing number positions them well among the field’s leading competitors. Knowing their management and the superb team they’ve assembled we’re very optimistic about their future.

Now moving on with PFPC, PFPC’s new business sales continue to be very strong and the revenues from the major client win we announced in the first quarter should be more visible. That will mitigate the intense price competition and the loss of a major client which took place which was realized in the second quarter of this year which is pressure on current revenue growth.

We responded by making the company more efficient, which has driven our operating margin to a high of 24% and, as such, I believe we are approaching another positive inflection point in this business.

PFPC continues to expand where the growth opportunities are greatest, especially in Europe, where we have recently committed capital for growth. We’re the top service provider for Irish domiciled alternative investments and we’ve expanded our presence in Ireland twice in the last six months.

We now have locations in Dublin, Wexford and Navan. And together with our Luxembourg office, they service $79 billion in assets, up 18% from a year ago.

Now another area of growth for PFPC is the managed accounts business. Revenues from servicing those accounts jumped 30% year over year, thanks largely to our Advisor Port platform.

Now let me move on to the Mercantile acquisition. We have set the stage for future growth by agreeing to acquire Mercantile, an outstanding commercial bank. Mercantile fills out our footprint in the mid Atlantic, and with it, we enter Baltimore and add more of Washington’s prosperous suburbs.

The acquisition of Mercantile, which has great penetration in the commercial market but a smaller proportion of personal account holders, gives us new opportunities to expand our retail banking and our wealth management business.

Now it’s very early in the integration process, but we’re off to a good start. We have a good working relationship with the Mercantile team. They are focused, as they should be, on running their franchise and retaining their top-flight client-facing staff.

The goal is to minimize any disruption for Mercantile’s clients. We’re in the process of establishing achievable integration goals to meet our expectations for cost saves and to grow the franchise. And I can tell you that both sides are excited by the opportunities we see for the combined organization.

Now from our perspective, Mercantile’s third quarter results were just as expected. Good loan and deposit growth, strong asset quality and some softness in fee income related to their exposure in the energy markets.

We’re very comfortable with the performance of their core business, and we’re looking forward to that acquisition actually more than ever. Now Rick will discuss our financial results in more detail. Rick?

Rick Johnson: Thanks Jim and good morning everyone. This was an extraordinary quarter for PNC but also a rather complex one. We reported record earnings of $5.01 per share and adjusted earnings per share of $1.28.

The adjustments are disclosed in the highlights section and since we’ve already filed 8-Ks on these I’m not going to go through a discussion on these items.

The key takeaways, however, from our third quarter results are that we are focused on the fundamentals, sticking to our strategy of growing value added client relationships, maintaining a moderate risk profile and controlling costs.

And we’re winning. Third quarter results were driven by growth and net interest income, a stable margin, strong client revenues, well controlled expenses and continued improvements in asset quality supplemented with more reasonable levels of market related revenues such as private equity gains, BlackRock performance fees and trading gains.

All in all a high-quality performance. This slide shows that net interest income is up in both the year over year and linked quarter comparisons, which is a win when you consider the interest rate environment in which we operate.

The shape of the yield curve does not help anybody. We’ve been able to keep a relatively stable margin in the linked quarter comparison as the decline in interest rate spread has essentially offset the increase in value of our non-interest bearing deposits.

The improvement in net interest income results from balance sheet growth, particularly non-interest bearing deposit growth. And let me remind you that there is minimal impact in the third quarter from our balance sheet repositioning.

As previously reported, we repositioned our securities and mortgage loan portfolios in response to the change in the Fed’s monetary policy. Both of these activities positions us for a steeper yield curve, and we did all this with minimal impact on our duration of equity, which stood at approximately one year positive at quarter end. As such, we continue to have significant capacity to invest if and when the markets provide the opportunity.

Moving forward, we are cautiously optimistic about the margin. We expect to see an initial improvement in the margin due to the balance sheet repositioning actions we’ve taken which will be partially offset by balance sheet investments and the cost of financing share repurchases. If the shape of the forward curve holds, the net interest margin should stabilize thereafter.

Further on, we expect net interest income will continue to grow in 2007 due to continued growth in loans and deposits, our balance sheet flexibility and in part due to the benefits of the balance sheet repositioning we executed in the third quarter.

Let’s talk about non-interest income for the quarter, which was up $1.8 billion to $2.9 billion year over year on a reported basis as a result of the BlackRock transaction, partially offset by the balance sheet repositioning activities. Taking that out, non-interest income was $1.1 billion, which includes a $20 million loss associated with our accounting for trust preferred security hedges.

Second quarter 2006, reported results were approximately $1.2 billion, which benefited from the strong gains and market related activities such as our private equity business, BlackRock performance fees and trading.

As I’ve said before, you can expect private equity gains to average $15 million to $20 million per quarter and trading results to average $40 million to $45 million, which would be consistent with the current quarter performance.

Non-interest income of $1.1 billion in the prior year quarter appears flat to the current quarter. However, when you dig underneath you see the growth in client-related fee income in corporate services of $36 million and retail bank non interest income growth of 9% offset a decline in market related private equity revenues, trading revenues and gains on commercial mortgage sales, so year over year you see better quality earnings.

Our efforts to build a cost conscious culture continues to add value. We reported $1.178 billion in non interest expense in the third quarter, but that included $72 million related to the BlackRock/MLIM transaction. So adjusted expenses were $1.106 billion.

Non-interest expense was $1.159 billion in the third quarter of 2005 and $1.149 billion in the linked quarter. And the bank efficiency ratio adjusted for these items is now 56%. One PNC which clearly was undertaken at the right time, continues to be a major contributor to cost control and remains on track.

This quarter, we captured $65 million in value and expect to reach our goal of $100 million per quarter by mid next year. In the fourth quarter, there should be an acceleration of benefit as we take out more costs and benefit from revenue increases.

The completion of One PNC will not mean the end of efficiency improvements at PNC. As we’ve said before, we’re working to augment its success through an ongoing continuous improvement program.

We as a management team clearly understand that we are in a cost game. We constantly evaluate the allocation of resources and deploy them to the highest risk adjusted return activities.

Now moving on to credit quality, the provision for credit losses was $16 million.

This is lower than the last quarter because we were taking action to improve asset quality as evidenced by a 17% reduction in non-performing assets on a linked quarter basis.

Net charge-offs are up $17 million on a linked quarter basis, largely as a result of a single overdraft fraud in the second quarter, which remains in litigation, but from a balance sheet perspective we have completely charged it off. Nevertheless, at .37%, the ratio of charge-offs to loans remains extremely low and credit quality is strong.

The effective tax rate was 36.1%. That was higher than normal, primarily due to the tax effects of the BlackRock/MLIM transaction, which was partially offset by a $14 million benefit on the reversal of deferred taxes related to PFPC’s foreign operations.

Over the longer term we would expect an effective tax rate of approximately 32% as we report BlackRock on the equity method of accounting.

As you expected, the quarter was complex. However, on an adjusted basis, the firm’s performance reflected a higher quality earnings stream driven more by growth and client revenues and less on market sensitive revenues.

Now let’s take a turn on the balance sheet. Assets have increased $5.2 billion year over year and $1.8 of that resulted from the BlackRock Merrill Lynch Investment Management transaction as we recorded our $3.8 billion investment in BlackRock and deconsolidated BlackRock from our balance sheet. The remaining growth resulted from the loan and securities portfolio.

Credit our employees for much of that success. They execute on strategy every day, leveraging customer relationships and our strong product set to drive loan and deposit growth. Average loans grew $888 million, or 2%, year over year. But the growth since September 30, 2005 would be $2.1 billion higher if you exclude the impact of our commercial paper conduit, which we deconsolidated in October of 2005. That would make year over year loan growth better than 6%.

Could we grow loans faster as Jim said? Sure we could. On the commercial side there is demand in the HLT space and if our risk/return appetite was different, we would add that risk to our balance sheet.

But our goal isn’t to increase asset classes with this risk profile. Therefore, you can expect loan growth to be in the mid single digit range for the next two quarters as we remain on the margin more of a seller than a buyer of credit.

Average securities grew as we continued to invest through the interest rate cycle. On the deposit, side we’re seeing good growth. Year over year deposits are up close to $5 billion, or better than 8%.

In the non-interest category, much of the growth in non-interest bearing deposits this quarter is coming from the escrow and reserve deposits associated with servicing portfolio at Midland Loan Services and in larger deposits within the corporate and institutional bank.

As you would expect, on the consumer side, interest bearing deposits are growing faster than non-interest as clients are seeking higher returns. The faster-growing deposit categories are CDs and money markets. The entire industry is feeling this pressure, so the competition in this space is stiff. This is where our relationship-based strategy is paying us huge dividends, especially in conjunction with the powerful technology of PNC’s sales platform. The platform links our distribution channels so we get a clear picture of return on every client relationship.

By arming front line employees with that knowledge and giving them some flexibility to adjust deposit pricing, we’re able to give our best clients our best pricing.

As a result, we’re not chasing after hot money at high prices and make it difficult to earn good spreads. Because of this and our low loan-to-deposit ratio, we can remain disciplined in managing this space.

On the capital front, we repurchased one million shares during the quarter, and the BlackRock Merrill Lynch Investment Management transaction added $1.6 billion to our capital base and clearly strengthened our position with a tangible common equity ratio of 7.5%.

Based on our current estimates, we expect our tangible common equity ratio to be approximately 5.7% after our anticipated first quarter close of the Mercantile transaction.

As we look at the remainder of this year and into 2007, we believe that we will generate up to $900 million in excess capital beyond our dividend requirements.

Clearly, we evaluate many capital deployment alternatives. But at today’s prices, buying our stock back represents a very attractive return to the shareholders, and you should expect - all else being equal - that we will be actively engaged in share repurchase during those periods when we are not blacked out due to the Mercantile transaction.

So, in summary, it was an exceptional quarter, closing the BlackRock transaction, the balance sheet restructurings and staying focused on the business. We grew clients, as best demonstrated by loan, deposit and fee income growth.

And we’ve remained focused on expenses and managed asset quality. We delivered strong adjusted returns and I believe we have positioned the firm to generate quality results in this challenging interest rate environment.

But while we’re in the early stages of our 2007 planning process, from an operating point of view, aside from the Mercantile transaction, we are positioned for another good year. We expect moderate loan and deposit growth, we expect net interest income to be up - even beyond the benefit of the balance sheet repositioning - and we expect the margin to be stable.

As in the past, we expect to continue to see good fee income growth. We will continue to focus on creating positive operating leverage with a goal of non-BlackRock expense growth slightly higher than the growth we saw in 2006.

On the flip side, we do expect that at some point we will have a higher provision, as asset quality improvements will no longer fund loan growth. As we complete our 2007 plan we’ll have more details for you on our fourth quarter call. With that, I’ll hand it back to Jim.

Jim Rohr: Thank you, Rick. I just want to tell you that I agree. We expect to end 2006 strong and we expect another great year in 2007. Just to recap the quarter, this has been an important quarter for us. BlackRock has been an engine of growth for PNC. It is an investment that will continue to contribute substantially to PNC’s earnings and we look forward to our continuing relationship with this fine company.

The acquisition of Mercantile will make us a more meaningful player in the rapidly expanding middle Atlantic market, further improving our competitive outlook. And we’ve positioned the company differently through our balance sheet strategy, our products and our mix of businesses and technology so that we can grow.

Most importantly, our bank is performing exceedingly well. We’re able to grow net interest income in a very difficult environment. We’re driving high quality customer driven fee income growth and we expect asset quality to remain strong.

So just to finish, we’re expecting a good fourth quarter and we have a good outlook for ’07 as well. And with that, Rick and I would be pleased to take any questions.

Operator: At this time, I would like to remind everyone in order to ask a question please press star, then the number 1 on your telephone keypad. To withdraw your question, press star, then the number 2. Please hold for just a moment while we compile the Q&A roster. Your first question comes from Nancy Bush with NAB Research LLC.

Jim Rohr: Good morning, Nancy.

Nancy Bush: Good morning, guys.

Rick Johnson: Good morning.

Nancy Bush: If you could just give us, dig a little bit further into your expectations for the margin I’d appreciate it very much, just where the variances are coming from and you said you’re, I think, reasonably optimistic about it so if you could just give the reasons for the optimism.

Rick Johnson: Yes.

Nancy Bush: Since you seem to be the only one in the industry who is optimistic.

Rick Johnson: Yes, understood. I think, Nancy, when you look at the lift and the margin we’re going to get from the portfolio restructuring, that’s going to get an initial increase.

Some of that will be, obviously we’ll use up as we further invest through the cycle in terms of you know buying securities, extending our duration and so on as well as the fact that some of that will be used up in buying back shares.

And so I think overall, the net effect of all that - you might see a five to ten basis point increase in the margin. And then going forward, clearly we benefit more as rates start to come down and clearly as rates aren’t going to go up - we don’t believe any further - and if the yield curve stays where it is, we think we’re okay - protected in terms of where the margins stay stable now. And clearly if rates come down, then margin improves.

Nancy Bush: Could you just speak briefly to sort of deposit price and competition? The last time I was up in New Jersey it was pretty ferocious up there. We’ve had a couple of companies in the industry say that there’s been a little bit more sanity returning to the market. Are you seeing that in the mid-Atlantic as well?

Jim Rohr: I would say there’s a similar sanity. I mean, obviously, you can’t go out the yield curve so you remember optimism is a relative term in a flat yield curve environment. But I think there is some sanity returning to the marketplace. Market share is not as important as it used to be.

Nancy Bush: Okay. Thank you.

Bill Callihan: Next question?

Operator: Your next question comes from Bob Hughes with KBW.

Jim Rohr: Hello, Bob.

Rick Johnson: Good morning, Bob.

Bob Hughes: Hey, good morning guys. A couple of questions, I guess. I noticed that period-end securities balances were down a bit, Fed funds were up, so have you fully reinvested the proceeds from the sale of securities previously at this point?

Rick Johnson: No, actually we haven’t. We bought back about $2 billion worth of those securities but what you’re seeing in the - it’s not actually Fed funds, it’s the resale balances.

They’re up about $2 billion. One is part of the restructuring, we replaced some collateral that we had sold out related to some of the muni deposits we hold.

Bob Hughes: Okay.

Rick Johnson: We also have an increase in some of the collateral we need to cover, some of our trading positions. So what you’re seeing there is really resales being up.

Bob Hughes: Okay. And when you look at the impact of the combined restructurings of the securities portfolio and single family portfolio was there much benefit to third quarter results from those activities?

Rick Johnson: No. Minimal.

Bob Hughes: Minimal.

Rick Johnson: Very small.

Bob Hughes: Okay.

Rick Johnson: You’ll see the full quarter impact will come through in the fourth quarter.

Bob Hughes: Okay. Another question. Rick, with respect to the demand deposits what can you tell us about the sustainability of those non-interest bearing balances that really come through the Midland Loan Servicing?

Rick Johnson: We feel very good about it. I think what we see there is a difference in our view between the cost of the servicing rights versus the value of the deposits. And from that we’re able to get a pretty good spread on the investments we’re making those servicing rights. So we think that’s a sustainable - maybe not at the growth rate you’ve seen right now - but we could continue to grow that deposit base.

Bob Hughes: Okay, and then finally, in light of the growth in that servicing asset, should we be looking for a little bit better revenue out of PFPC beginning in the fourth quarter or what should the timing be of the installation?

Jim Rohr: The new customer, the new very large customer, comes out in the first quarter.

Bob Hughes: In the first quarter.

Jim Rohr: That's a strange business. You know you lose a customer and in about two years later they go off of your system and then if you win a customer about a year and a half later it comes out.

So we lost one as a result of the consolidation of the industry that actually came off in the second quarter so we were fully impacted in the third, from a revenue point of view, but then we won a really big customer, a year and a half ago that comes on in the January timeframe.

Bob Hughes: Okay. All right, thanks, guys.

Rick Johnson: Okay.

Bill Callihan: Next question, please?

Operator: Your next question comes from Mike Mayo with Prudential Equity Group.

Jim Rohr: Morning, Mike.

Rick Johnson: Good morning, Mike.

Hunter Murchison: Hey. Hi, it’s actually Hunter Murchison on for Mike.

Jim Rohr: Hello, Hunter.

Rick Johnson: Hello.

Hunter Murchison: We have a question… How are you doing?

Rick Johnson: Good.

Jim Rohr: Very well.

Hunter Murchison: Good. We had a question about Mercantile.

Jim Rohr: Good.

Hunter Murchison: It appears that they missed consensus on this quarter and had a few basis points of margin compression so I guess our question is, do these results sort of change the way you’re thinking about the balance sheet restructuring and, more importantly, your assumptions for Mercantile’s cash flow growth which you used in your IRR?

Jim Rohr: No, really, not in the least. When you go through the Mercantile numbers, loans and deposits were up, net interest income was up so the basic banking business was up.

Part of the fee income market-related stuff on the venture and the hedge fund side was off a couple of pennies. But we had understood that going into the transaction and so we’re you know we’re very comfortable with that.

Hunter Murchison: All right, great. That’s all I was wondering.

Bill Callihan: All right.

Hunter Murchison: Thank you.

Bill Callihan: Next question, please?

Operator: Your next question comes from Ed Najarian with Merrill Lynch.

Jim Rohr: Good morning, Ed.

Ed Najarian: Good morning, guys.

Rick Johnson: Good morning.

Ed Najarian: How are you?

Jim Rohr: Good.

Rick Johnson: Good.

Ed Najarian: A couple of quick questions here. First question, is there an income statement published anywhere that shows BlackRock on a deconsolidated basis or I should say it different, shows PNC’s third quarter with BlackRock deconsolidated? Is that available anywhere?

Rick Johnson: Yes.

Jim Rohr: Yes.

Ed Najarian: …or will it be available?

Rick Johnson: Ed I believe that is pages 16 and 17 of the release.

Ed Najarian: Okay. We’ll check that out. Thank you.

Rick Johnson: Okay.

Ed Najarian: And then could you go back and, I know this is sort of the question that Nancy touched on but when you announced the balance sheet repositioning really in two pieces each time you announced an expected net interest income benefit to the restructuring. Could you just remind us what sort of a dollar 4Q versus 3Q benefit should be in aggregate of the sort of the two-piece balance sheet restructuring?

Rick Johnson: Yes, well we actually described was about a $50 million lift on the one and a $25 million lift on the other so a total of $75 million on a…

Ed Najarian: That was on an annual…

Rick Johnson: …year basis. Yeah, that’s on an annual basis.

Ed Najarian: …on an annual, right.

Rick Johnson: And that equates obviously to about, say, $15 million to $20 million on a quarterly basis.

Ed Najarian: Okay.

Rick Johnson: But then also you have - in addition to that - the share repurchasing, so that’ll have - obviously we’re going to be aggressive on that in the fourth quarter - and there’ll be a cost associated with that as well.

Ed Najarian: Okay, so we should expect some pretty big buybacks in 4Q?

Rick Johnson: Yes. As soon as we’re allowed. Absolutely.

Ed Najarian: Okay. And then the last question with respect to the lower non-performing assets, good job there. Were you guys able to sell some NPAs and not take much of a loss related to them? Is that essentially what happened?

Rick Johnson: Well a couple of things. One is you have the one overdraft fraud customer that was about a $15 million charge-off there.

Ed Najarian: Okay, so that $15 million was previously recorded as an NPA?

Rick Johnson: That’s correct.

Ed Najarian: Okay.

Rick Johnson: And then you had a lot of efforts to try to exit some asset-based lending (unintelligible) customers where we had non- performings and to remove the exposure on that and then you had some improvement in credit quality as well.

Ed Najarian: Okay. All right. Thank you.

Operator: Again, if you would like to ask a question please press star, then the number 1 on your telephone keypad. Hold one moment please. You have a question from Norman Jaffe with SuNOVA Capital.

Jim Rohr: Hello Norman, how are you?

Norman Jaffe: Not bad. Congratulations on a good quarter.

Jim Rohr: Thank you.

Norman Jaffe: I’ve got a question, in your press release on bullet, on page 2 under one, two three, fourth bullet point. You talk about the BlackRock-Merrill Lynch transaction and then you talk about the gains and all that and then you say as such another $2.8 billion of value is not recognized. What are you using that to do? Can you refresh my memory?

Rick Johnson: Yes, we can. Basically what we did was we used a share price of $147 per share. If you check yesterday I think they’re trading well over $150.

Norman Jaffe: Yes.

Rick Johnson: But we took the $170 [sic] per share. We compared that to the $82 per share that we wrote the, our investment up to.

Norman Jaffe: Right.

Rick Johnson: And multiplied that by our ownership of 44.2 million shares.

Norman Jaffe: So is that just like a reserve account, like a contra acted account?

Rick Johnson: No. We’re just simply not allowed to write up the book value until BlackRock writes up its equity account.

Norman Jaffe: And what would cause BlackRock to write up their equity account?

Rick Johnson: If they were to issue new shares in another acquisition at some point or…

Norman Jaffe: And then that establishes a new market value and then that would make the adjustment?

Rick Johnson: Yes, it would establish a new average book value which we would share in.

Norman Jaffe: Okay. So this is just basically unrealized gain that still is not recognized?

Jim Rohr: Yes, sir.

Rick Johnson: That’s correct.

Norman Jaffe: Okay. And there’s no time limit on it, is there?

Rick Johnson: No.

Norman Jaffe: Okay, thank you, guys.

Rick Johnson: No, it’s, I mean it’s helpful for us in terms of having our discussions with rating agencies and others to have them recognized. We’ve got a lot of extra capital out there that we haven’t put into our numbers yet.

Norman Jaffe: Okay. Thank you, guys. Good quarter.

Jim Rohr: Thank you, Norman.

Operator: There are no further questions at this time. I would like to turn the conference call back over to management.

Jim Rohr: Well, thank you very much for joining us this morning. Bill or Rick, do you have any other comments?

Rick Johnson: Yes, just one comment. I mentioned before the fact that we want to obviously get in and do as much share buyback as possible. There are some limitations, of course, because of the blackout period, just so you’re aware of that, as it relates to - obviously now we’re through earnings - but also until the Mercantile deal is completed, there are some limitations on the size of the buying we can do until the actual - we get done filing the S-4 and have the actual shareholder votes and all that.

Jim Rohr: Good.

Bill Callihan: Okay.

Jim Rohr: With that, it was a terrific quarter and thank you very much for joining us this morning. We really appreciate your support.

Bill Callihan: Thank you.

END

ADDITIONAL INFORMATION ABOUT THE PNC/MERCANTILE TRANSACTION

     The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the PNC/Mercantile merger transaction with the United States Securities and Exchange Commission (the “SEC”). SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about Mercantile Bankshares and PNC, without charge, at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares will be available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

     Mercantile Bankshares and its directors and executive officers and certain other members of management and employees are expected to be participants in the solicitation of proxies from Mercantile Bankshares’ shareholders in respect of the proposed merger transaction. Information regarding the directors and executive officers of Mercantile Bankshares is available in the proxy statement for its May 9, 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus relating to the merger transaction and the other relevant documents filed with the SEC when they become available.